Exhibit 99.1

OCEAN RIG UDW INC., DRILLSHIPS FINANCING HOLDING INC. AND DRILLSHIP OCEAN VENTURES INC. ANNOUNCE SATISFACTION OF SCHEME TRIGGER DATE CONDITIONS, EXTENSION OF DEADLINE RELATING TO TERM LOAN EARLY CONSENT FEE, AND ISSUANCE OF CLAIMS TRADING PROTOCOL.  SCHEME FOR DRILL RIGS HOLDINGS INC. MAY BE POSTPONED.
•	Scheme Trigger Date under restructuring agreement has occurred
•	Deadline for receipt of Term Loan Early Consent Fee has been extended to 5:00pm on the record date for determining the identity of creditors entitled to vote on the Schemes
•	Claims trading protocol has been issued
•	Drill Rigs Holdings Scheme may be postponed
May 8, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc (NASDAQ:ORIG) ("Ocean Rig" or "UDW" or the "Company"), an international contractor of offshore deepwater drilling services, today announced that the "Scheme Trigger Date" as defined in the Restructuring Agreement dated March 23, 2017 (the "RA") has occurred.  As a result of the occurrence of the Scheme Trigger Date, the deadline for completion of the financial restructuring of the Company and certain of its subsidiaries by way of schemes of arrangement under section 86 of the Companies Law (2016 Revision) of the Cayman Islands (the "Schemes") has automatically been extended to October 31, 2017.
In addition, the deadline for holders of term loans of Drillships Financing Holding Inc. ("DFH") and Drillships Ocean Ventures Inc. ("DOV,") to accede to the RA and receive a pro rata share of the US$30 million consent fee has been extended to 5:00pm on the date falling two (2) Business Days before the date to be scheduled for the creditor meetings to be convened for purposes of considering and voting on the Schemes (the "Record Date"). UDW, DFH and DOV have also entered into a protocol clarifying certain voting and fee entitlement procedures relating to DFH and DOV facility claims that have not settled or which have settled as participations as of the Record Date (the "Claims Protocol").
The Schemes will implement a financial restructuring based on the RA.  As contemplated by the RA, Simon Appell of AlixPartners Services UK LLP and Eleanor Fisher of Kalo (Cayman) Ltd were appointed pursuant to an order of the Grand Court in Cayman (the "JPL Order") to act as joint provisional liquidators ("JPLs") to UDW, DFH, DOV (the "Scheme Companies") and Drill Rig Holdings Inc. ("DRH") on March 27, 2017.  By virtue of the presentation of winding up petitions and the appointment of the JPLs, provisional liquidation proceedings were commenced in the Cayman Islands and the Scheme Companies and DRH are subject to a moratorium in the Cayman Islands. In addition, the Scheme Companies and DRH have commenced ancillary proceedings in the US pursuant to Chapter 15 of the US Bankruptcy Code and are subject to a moratorium in the US.
Pursuant to the JPL Order, the JPLs were authorised to consider the proposed restructuring contemplated by the RSA and to determine whether to implement the Schemes. Having consulted with the directors of the Scheme Companies and DRH, with certain creditors of the Scheme Companies and DRH, and having undertaken certain review work, the JPLs intend to move forward with promoting the Schemes for each of UDW, DOV and DFH.  For the reasons specified below, as at the date of this release, the JPLs and the directors of DRH are considering whether the proposed scheme relating to DRH can be presented in its current form contemporaneously with the UDW Scheme, DOV Scheme and DFH Scheme.

In any event, the UDW, DOV and DFH Schemes will involve the restructuring of the following primary indebtedness of those Companies:
(a)
US$500,000,000 (original issue amount) 7.25% senior unsecured notes due April 30, 2019 issued by UDW pursuant to the indenture dated March 26, 2014 between UDW and Deutsche Bank Trust Company Americas (as amended, supplemented, and/or amended and restated from time to time);

(b)
the amended and restated US$1,900,000,000 credit agreement dated as of February 7, 2014 among DFH, Drillships Projects Inc., UDW, the lenders party thereto from time to time and Deutsche Bank AG New York Branch (the "DFH Facility"); and

(c)
the US$1,300,000,000 credit agreement dated as of July 25, 2014 among DOV, Drillships Ventures Projects Inc., UDW, the lenders party thereto from time to time, Deutsche Bank AG New York Branch (the "DOV Facility").

In addition to the primary indebtedness described above, the UDW, DFH and DOV Schemes will also address the Company's guaranty obligations under the DFH Facility, the DOV Facility and the US$800,000,000 (original issue amount) 6.5% Senior Secured Notes due 2017 issued by DRH pursuant to the indenture dated September 20, 2012 (as amended by a supplemental indenture dated January 23, 2013) (the "DRH Notes").
Further, the JPLs, management and directors of UDW have agreed to establish a litigation trust for the benefit of all UDW Scheme creditors pursuant to which certain potential claims and causes of action of UDW against third-parties will be transferred in connection with the consummation of the UDW Scheme.
The Schemes will affect only financial indebtedness.  Operations will continue unaffected. Trade creditors and vendors will continue to be paid in the ordinary course of business and will not be affected by any of the Schemes. If the Schemes are sanctioned, the Scheme Companies will be substantially deleveraged through an exchange of approximately $3.7 billion principal amount of debt for (i) new equity of the Company, (ii) approximately $288 million of cash, and (iii) $450 million of new secured debt.
Further Consideration of Alternatives for DRH
While DRH has received a substantial level of support for the DRH Scheme from holders of the DRH Notes, including holders in excess of $59 million of DRH Notes who hold no claims against DOV and DFH, an ad hoc group of holders of DRH Notes has advised the JPLs that they control a blocking position (i.e. more than 25% of the DRH Notes) and intend to block the DRH Scheme in its present form (the "Dissenting DRH Group").  Accordingly, the JPLs and the directors of DRH are not currently in a position to promote the DRH Scheme.  While it is possible that a DRH Scheme will not be agreed, and DRH will be placed into official liquidation, the JPLs and the DRH directors continue to work with DRH creditors to try to secure creditor support for the existing, or a variation of the existing, DRH Scheme.
In connection with these efforts, and to obtain up-to-date information on the fair market value of the rigs owned by DRH (the Eirik Raude and the Leiv Eiriksson), the three top offshore rig brokers, Fearnleys, ClarksonsPlatou and Pareto, have been retained to test the market for potential buyers on a willing buyer/willing seller basis, in an efficient, transparent and accelerated process.  Under the JPL's oversight, DRH obtained preliminary price indications for the rigs that were largely in line with DRH's fair market value estimates.
Regardless of whether the DRH Scheme will be promoted together with the other Schemes, the UDW guarantees of the DRH Notes will be subject to the UDW Scheme and (subject to the sanction of the Schemes of the Scheme Companies by the Grand Court in the Cayman Islands and consummation of those Schemes) holders of the DRH Notes will be entitled to the scheme entitlements as contemplated in the UDW scheme, including beneficial interests in the litigation trust to be established in connection with the UDW Scheme.
George Economou, Ocean Rig's Chairman and Chief Executive Officer commented:
"Working closely with the JPLs, we are pleased to be taking the next step in our journey to place the Ocean Rig Group on a sustainable financial footing. The occurrence of the Scheme Trigger Date puts us on track to have a directions hearing for the Scheme Companies in June and given the support of an overwhelming majority of the creditors of the Scheme Companies we hope to finalize the restructuring before the end of the summer."

Simon Appell, as JPL of the Scheme Companies and DRH commented:
"We have looked closely at the restructuring envisaged under the RA and are continuing to work with management and creditor groups to move forward with the schemes of UDW, DFH and DOV, which have already received an extremely high level of creditor support. In light of the positions taken by the Dissenting DRH Group, we have yet to determine how to proceed with the restructuring of DRH. We are hopeful that an alternative scheme for DRH may be negotiated so that we may move forward and provide all holders of DRH Notes, including those who are party to the RA, with the benefits of a DRH scheme, but this is far from certain."
The Restructuring Support Agreement and the Claims Protocol are available from the website of the Group's information agent (at https://cases.primeclerk.com/oceanrig), Prime Clerk LLC, whose contact details are provided below.
About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS
In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com